June 4, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CommScope, Inc.

Form 10-K for the year ended December 31, 2009

Filed February 22, 2010

File No. 001-12929

Dear Mr. Spirgel:

This letter is being submitted in response to your letter dated May 24, 2010 (the “Comment Letter”) commenting on the Form 10-K and Definitive Proxy Statement for the year ended December 31, 2009, filed by CommScope, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 22, 2010 and March 19, 2010, respectively.

Set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) numbered to correspond to the numbering of the comments in the Comment Letter.

June 4, 2010

Form 10-K

Item 7. Management’s Discussion and Analysis…, page 27

Liquidity and Capital Resources, page 44

Staff Comment No. 1

We note your response to comment one in our letter dated May 11, 2010, and we reissue our comment. While we note your disclosure from your Form 10-Q filed April 29, 2010, this disclosure still does not provide an estimate of how much you may borrow to meet your future cash needs before you will be in breach of the financial covenants. In this regard, while the covenants themselves may not directly limit the availability of borrowing, they clearly impose an indirect obstacle to the company’s ability to access the funds because as you note on page 25 of your 10-Q, failure to comply with these covenants is an event of default that could result in the outstanding balance of your loans becoming due and payable immediately. Also, confirm that you will provide a more thorough discussion of how management intends to ensure compliance with these covenants in the future.

Response

We would like to clarify that the amount disclosed in our Form 10-Q for the quarter ended March 31, 2010 as being available under the revolving credit portion of our senior secured credit facilities could have been fully drawn without violating the leverage covenant then in effect. Therefore, we believe that our disclosure in the Company’s Form 10-Q for the quarter ended March 31, 2010 complies with the observations included in the second and third sentences of this comment. In future filings, we will provide disclosure of the impact that the leverage covenant has, if any, on the availability under the revolving credit portion of our credit facilities.

As we have disclosed, the leverage covenant is set to tighten from 3.75 to 1 to 3.25 to 1 as of September 30, 2010. In our Form 10-Q for the quarter ending June 30, 2010, in addition to disclosing the availability under the revolver at that date (after considering any limitations imposed by covenants), we will address the impact that the tighter leverage covenant would have had on such borrowing capacity as of June 30, 2010.

We will include similar disclosures (quantitative or qualitative) in subsequent filings with respect to the tightening of covenants set for September 30, 2011.

In addition, we will expand the disclosure regarding our expectation of future covenant compliance by addressing strategies that we could employ to help maintain compliance, such as paying down debt using available cash or proceeds from capital transactions or implementing measures to improve operating performance.

June 4, 2010

Definitive Proxy Statement

Staff Comment No. 2

We note your response to comment two in our letter dated May 11, 2010; however, your draft disclosure does not discuss the effect the board’s role in risk oversight has on the board’s leadership structure. Explain how a combined Chairman/Chief Executive Officer and a fully independent audit committee “supports” risk oversight at the board level.

Response

The Company believes that the Company’s leadership structure supports the Board’s role in risk oversight. By combining the positions of Chairman and Chief Executive Officer, the Company believes that the Board gains a valuable perspective that combines the operational experience of a member of management with the oversight focus of a member of the Board. The remainder of the Board is composed of independent directors, who periodically meet in executive session. The Company also has a fully independent Audit Committee, which is charged with reviewing the Company’s policies and guidelines with respect to risk management. Both the executive sessions of the independent directors of the Board and the independent Audit Committee consider risk-related matters as needed, without the presence of management or the Chairman and Chief Executive Officer. Further, as disclosed in our Proxy Statement, the chairperson of one of the committees of the Board (an independent director) acts as presiding director of the executive sessions of the Board on a rotating annual basis.

Form 10-Q for the quarterly period ended March 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies, page 19

Staff Comment No. 3

We note your representation that “There have been no changes in our critical accounting policies or significant accounting estimates as disclosed in our 2009 Annual Report on Form 10-K.” In future filings please expand your disclosures to discuss why you believe that a goodwill interim impairment test was not necessary. Please provide us with your proposed disclosures.

Response

In our Form 10-Q for the quarter ended March 31, 2010, Note 1 on page 6 states that we perform interim goodwill impairment tests if events have occurred or circumstances exist that indicate the carrying value of the goodwill may no longer be recoverable. Accordingly, we evaluated reporting units at risk for goodwill impairment as of March 31,

June 4, 2010

2010 and determined that those reporting units were expected to continue to meet or exceed the projections used in the most recent annual impairment test performed during the fourth quarter of 2009. In addition, there were no other indicators of potential goodwill impairment as of March 31, 2010 for any of our reporting units with goodwill. As long as we continue to have reporting units with goodwill for which the estimated fair value is not well in excess of the carrying value, we will disclose whether any indicators of potential goodwill impairment were identified and, if so, the results of the step one impairment test(s). We anticipate providing disclosure substantially similar to the following, if applicable:

During the quarter ended June 30, 2010, we did not identify any indications of potential goodwill impairment with respect to our reporting units that have goodwill balances. Therefore, we did not perform an interim impairment test.

Please contact me at (828) 324-2200 or via fax at (828) 323-4849 if you have any questions or require additional information.

Sincerely,

/s/ Jearld L. Leonhardt
Jearld L. Leonhardt
Executive Vice President and Chief Financial Officer

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